MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

March 9, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

Drill Results from Miranda Gold’s Red Hill Property

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) reports results from a late 2006 drill program at the Red Hill project in Eureka County, Nevada.  Barrick Gold Exploration (“Barrick”), Miranda’s joint venture partner, completed 5,460 feet (1,664 meters) of reverse-circulation drilling in two inclined holes, BRH-014 and BRH-015.  The holes were designed to offset gold mineralization in BRH-013, a hole that intersected 80 feet (24.4m) of 0.146 oz Au/t (4.987 g Au/t) from 1,920 to 2,000 feet (585.4m to 609.8m).  Mineralization in hole BRH-013 is hosted in lower-plate carbonate rocks and is associated with high levels of arsenic, antimony, mercury and thallium.

Drill holes BRH-014 and BRH-015 were drilled from the BRH-013 drill site.  Both holes tested the lower-plate carbonate stratigraphy that hosts the BRH-013 gold intercept.  The drill holes intersected the target horizon approximately 230 feet east-northeast (BRH-014) and 315 feet west-southwest (BRH-015) from the BRH-013 intercept. Although neither of the two offset holes intersected significant gold mineralization, both holes are locally anomalous in Carlin-style pathfinder trace elements.  Silicification and clay alteration occur in both holes and dikes occur in BRH-014.  Due to down hole deviations in the two angle holes, drill hole pierce points are aligned along a northeasterly trend such that stratigraphic and mineralization geometries in BRH-013 could not be defined.  Mineralization in BRH-013 is open in a northwest-southeast direction.

Barrick has re-assayed coarse reject drill sample material from the mineralized interval in BRH-013 using a different assay laboratory.   This test work verifies the original results.

BRH-013 original and re-assay:

BRH-013	Inspectorate Original Assay	Chemex Re-assay
1920-2000 feet	0.146 oz Au/t (4.987 g Au/t)	0.143 oz Au/t (4.897 g Au/t)
1920-1945 feet	0.237 oz Au/t (8.105 g Au/t)	0.232 oz Au/t (7.945 g Au/t)

Based on their experience in Nevada’s Carlin and Cortez Gold Trends, Miranda’s senior geologic staff believes the gold intercept in BRH-013 signifies the presence of a new Carlin-type gold system and that extensive drilling will be required to define the geometry and size of this system.  Miranda is pleased to have a company with Barrick’s experience in such systems and with access to quality drill contractors as the operator of the joint venture.

All drill samples were collected with a reverse circulation drill using five-foot sample intervals. All samples were assayed by Inspectorate of Sparks, Nevada. Samples from BRH-013 were re-assayed at Chemex of Sparks, Nevada.  Gold results were determined using standard fire assay techniques on 30-gram pulps with an atomic absorption finish. Barrick QC/QA included the insertion of numerous standards and blanks.  QA/QC protocols included secure sample storage, handling and shipping, and the use of sample standards and repeat analysis.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., Golden Aria Corp., and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.